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SEC FILE NUMBER
8-69610

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BFY Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1253 Worcester Road, Suite 403
(No. and Street)

Framingham (City) MA (State) 01701 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicolas McCoy (Name) (508) 954-4931 (Area Code – Telephone Number) nick@whipstitchcapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

53 State Street (Address) Boston (City) MA (State) 02109 (Zip Code)

10/16/2003 (Date of Registration with PCAOB)(if applicable) 688 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicolas McCoy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BFY Securities, LLC, as of March 4, 2 23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN SULLIVAN FOSTER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 15, 2026

Signature: ______________________

Title: Chief Compliance Officer

Kathleen Sullivan Foster
Notary Public

KATHLEEN SULLIVAN FOSTER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 15, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BFY SECURITIES. LLC

FINANCIAL STATEMENTS

For the year ending December 31, 2022

BFY Securities, LLC

Table of Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BFY Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BFY Securities, LLC (the "Company") as of December 31, 2022 the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the BFY Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP ▪ 53 State St ▪ 17th Floor ▪ Boston, MA 02109 ▪ Phone 617.807.5000 ▪ www.marcumllp.com

Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Boston, MA
March 4, 2023

BFY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash		$111,985
TOTAL ASSETS		**$111,985**
LIABILITIES & MEMBER'S EQUITY		
Liabilities	$	-
Equity		111,985
TOTAL LIABILITIES & MEMBER'S EQUITY		**$111,985**

The accompanying notes are an integral part of the financial statements.

BFY SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES			
	Placement Fees	$	1,138,113
			1,138,113
EXPENSES	Bank Service Charges		302
	Continuing Education		572
	Corporate Tax Payments		16,585
	Dues & Subscriptions		21,796
	Insurance Expense		510
	Legal & Professional Fees		71,346
	License Expense		88,592
	Marketing		83,805
	Office Expenses		91,721
	Payroll		505,681
	Postage & Delivery		1,123
	Phone/internet		5,666
	Rent		19,894
	Utilities		4,979
	Wages and compensation		70,244
	Interest allocated from Member		(1,388)
	TOTAL EXPENSES		**981,428**
	NET INCOME	**$**	**156,685**

The accompanying notes are an integral part of the financial statements.

BFY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

Beginning Balance at January 1, 2022	$	114,875
Net income		156,685
Member Distribution		(197,075)
Member Contribution		37,500
Ending Balance at December 31, 2022	$	111,985

The accompanying notes are an integral part of the financial statements.

BFY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows From Operating Activities		
Net Income	$	156,685
Net Cash Provided by Operating Activities		156,685
Cash Flows from Financing Activities		
Member Distributions		(197,075)
Member Contribution		37,500
Net Cash Used in Financing Activities		(159,575)
Net Decrease in Cash	$	(2,890)
Cash beginning		114,875
Cash ending	$	111,985

The accompanying notes are an integral part of the financial statements.

BFY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022

Note 1 – Organization

BFY Securities, LLC, (the "Company"), located in Framingham, Massachusetts, provides advisory services including private placements to companies in the consumer product sector. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry security accounts for clients or handle client funds in any way.

On April 16, 2018, the Company became a wholly owned subsidiary of Wellness Partners LLC d/b/a Whipstitch Capital ("Whipstitch" or "Parent").

On March 31, 2020, Cedar Crest Advisors, LLC received approval from FINRA to change its name to BFY Securities, LLC. There was no change in the structure or ownership of the Company as a result of this name change.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Revenue Recognition

Our principal sources of revenue are derived from placement fees as more fully described below. The following is a description of principal activities from which the Company generates its revenue.

Placement Fees

The Company earns placement fees for raising capital from investors in non-underwritten transactions, such as private placements of loans and debt and equity securities, including private investment in public equity transactions ("PIPEs"). The Company's primary performance obligation typically consists of raising equity capital from institutional investors for equity issued by a client and working with the client to structure the private placement transaction. This may include creating marketing materials such as a PowerPoint deck, a forecast model and other email communications related to these materials. The Company also may participate directly in the negotiations of the transaction and communications related to the transaction. All of these activities, collectively, represent one performance obligation under the contract with the client, which is met upon completion or closing of the primary placement transaction. The Company usually earns a fee for a successful private placement. Placement fees are clearly defined in each contract and are usually a

percentage of the total private placement funds raised or the valuation at which the transaction is done. Fee revenue is recognized upon the completion of the private placement when the funds are received by the Company.

Cash

For purposes of the statement of cash flows, the Company considers certificate of deposit, money market mutual funds and all highly liquid debt instruments with a maturity of ninety days or less, when purchased, to be cash equivalents. The Company places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, the Company's cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2022 all of the Company's cash is held at one financial institution.

Receivables and Allowance for Credit Losses

The Company follows the Financial Accounting Standard Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2022.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Under the tax regulations in the United States of America, generally partnerships and disregarded entities are not subject to entity-level federal or state income taxes. Each member is allocated a share of the Company's operating income and losses based on the Company's operating agreement and each member is responsible for reporting its allocable share of the Company's taxable income, gains, losses, deductions, and credits in its tax return. Accordingly, the accompanying financial statements do not reflect a provision for income taxes. Certain states and local jurisdictions do subject the Company to entity-level taxation as a limited liability company.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. To the extend there are any interest and penalties associated with unrecognized tax positions, the Company's policy is to classify these as general and administrative expenses in the accompanying statement of operations. The Company assessed its tax positions for all preceding three open tax years for all applicable jurisdictions. Based on the analysis, the Company concluded no material uncertain tax positions to be recorded at this time. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believe it is no longer subject to income tax examinations for years prior to 2018.

Expense Recognition

Operating expenses are recognized as incurred.

Note 3 - Member's Equity

BFY has authorized one class of units. As of December 31, 2022, 1,000 units were authorized, issued and outstanding.

Note 4 - Concentrations

During the year ended December 31, 2022, the Company derived 95% of gross revenue from three customers. There were no accounts receivable from these customers as of December 31, 2022.

Note 5 - Related Party Transactions

The Company receives all of its executive, compliance and general operations support from the Parent. The Parent provides for the payment of certain direct expenses incurred by the Company in its operations. Additionally, the Parent provides administrative and financial support, certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses paid by the Parent on behalf of the Company are charged directly to the Company in accordance with its Management and Expense Sharing Agreement. The Company is not responsible for paying any expenses for which the Parent is solely liable. Such expenses include, but are not limited to, office rents and occupancy costs, salaries, bonuses and benefits of employees of the Parent, insurance coverage, professional subscriptions and other professional fees, and printing, mailing, office supplies and equipment and information technology costs. During 2022, the Company incurred $854,925 in operating expenses which were under the Management and Expense Sharing Agreement.

As of December 31, 2022, the Company was not obligated to the Parent for any direct or allocated operating expenses.

Note 6 - Subsequent Events

Subsequent to December 31, 2022, and through February 28, 2023, the date through which management evaluated subsequent events and on which the financial statements were available to be issued, the Company did not identify any significant subsequent events requiring recognition or disclosure.

Note 7 - Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEA Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $111,985 which was $106,985 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 was 0 to 1.

BFY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

SCHEDULE I

Net Capital:		
Total member's equity qualified for net capital	$	111,985
Net capital		111,985
Aggregated indebtedness:		
Total aggregated indebtedness	$	-
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Minimum dollar net capital requirement		0
Net capital requirement		5,000
Excess net capital	$	106,985
Excess net capital greater than 10% of liabilities or 120% of net capital requirement	$	105,985
Percentage of aggregate indebtedness to net capital		0 %

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited amended Form X-17A-5 Part II filed as of March 4, 2023.

BFY SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

SCHEDULE II

For the year ended December 31, 2022, the reserve requirements pursuant to Rule 15c3-3 is not applicable as the Company does not and will not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

BFY SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

SCHEDULE III

For the year ended December 31, 2022, the information relating to possession or control requirements pursuant to Rule 15c3-3 is not applicable as the Company does not and will not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of BFY Securities, LLC

We have reviewed management's statements, included in the accompanying BFY Securities, LLC Exemption Report, in which (1) BFY Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this BFY Securities, LLC Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to earning placement fees for raising capital from investors in non-underwritten transactions, such as private placements of loans and debt and equity securities, including private investment in public equity transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BFY Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BFY Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Boston, MA
March 4, 2023

Marcum LLP ▪ 53 State St ▪ 17th Floor ▪ Boston, MA 02109 ▪ Phone 617.807.5000 ▪ www.marcumllp.com

BFY SECURITIES, LLC
Exemption Report

Year Ended December 31, 2022

BFY Securities, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: earning placement fees for raising capital from investors in non-underwritten transactions, such as private placements of loans and debt and equity securities, including private investment in public equity transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Nicolas McCoy, CCO & CFO, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Nicolas A McCoy

Nicolas A. McCoy, CCO & CFO
March 4, 2023

BFY SECURITIES, LLC

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

December 31, 2022

MARCUM
ACCOUNTANTS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of BFY Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of the BFY Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences[2];

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences[2];

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Marcum LLP 53 State St 17th Floor Boston, MA 02109 Phone 617.807.5000 www.marcumllp.com

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
March 4, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended ____________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BFY Securities, LLC
1253 Worcester Road, Suite 403
Framingham, MA 01701
*Revised 3.3.23

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicolas McCoy 508.954.4931

2. A. General Assessment (item 2e from page 2) $1707.17

B. Less payment made with SIPC-6 filed (exclude interest) (86.25)

7/13/22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1620.92

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $1620.92

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ note: pd 1676.75 2/1/23

H. Overpayment carried forward $(55.83)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BFY Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3 day of March, 20 23

Chief Compliance Officer, Fin Ops
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2022 and ending [illegible]

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1138113
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$
2e. General Assessment @ .0015	$1707.17 (to page 1, line 2.A.)